Filed by Chesapeake Utilities Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Florida Public Utilities Company
Commission File No.: 001-10608
Date: April 20, 2009

Employee Frequently Asked Questions
What led to this merger?
Chesapeake Utilities Corporation (“Chesapeake”) and Florida Public Utilities (“FPU”) have worked closely together on many natural gas association initiatives throughout the years. We believe that our two companies share many similar qualities and that these common traits will provide additional opportunities for future success.
Why does a merger between our two companies make sense?
We believe that this transaction is in the best interest of both companies’ shareholders, customers and employees. We believe this merger is truly a case of where 1+1=3. Individually, our companies have strong futures. But together, we expect an even brighter shared future.
Both companies share a long history of experience and success — combined we have 147 years in the industry. We also share a similar strategic business approach of smart and steady profitable growth over the long-term. We have strong track records for business success and sound management, and both of us share a solid reputation within our industry. Additionally, both companies have exciting growth opportunities, share strong commitments to great customer service and employee relations, and have excellent safety records. We believe that our shared common traits and business philosophies will help ensure a smooth transition and make this merger a smart organic fit.
How long will the merger process take?
The merger is conditioned upon a number of approvals or reviews by federal and state regulatory authorities including the Delaware Public Service Commission and the Maryland Public Service Commission. In addition, the shareholders of both companies must approve the merger, which will require a filing process with the Securities and Exchange Commission. The companies anticipate making the required regulatory filings and seeking regulatory and shareholder approval to allow a closing of the merger during the fourth quarter of 2009.
At the close of the merger, Florida Public Utilities will become a subsidiary of Chesapeake Utilities Corporation. Initially after the merger closes, Central Florida Gas, a division of Chesapeake Utilities Corporation, and Florida Public Utilities will continue to operate as separate units. Over time, subject to regulatory approval, Central Florida Gas and Florida Public Utilities will integrate their operations. The combined Florida subsidiary will conduct business under the name of Florida Public Utilities. The consolidation of the regulated natural gas services will require Florida Public Service Commission approval and may extend beyond two years.
Are there any immediate changes we need to make in our business practices?
None that we know of at this point. At this time, all employees will continue in their current roles and should continue to conduct business as usual.

What changes are expected between now and the time the merger is closed?
During this period, no changes are anticipated as a result of the planned merger other than those occurring in the ordinary course of business by your current company, FPU or Chesapeake. Until the close of the merger, you will continue to take direction from the management of your respective company.
What is a transition team and what will their role be during the merger?
Transition team members, consisting of key managers from both companies, will help us determine how the Florida companies should function after the merger has been completed. They will be asked to assess such areas as system needs, processes, procedures, facilities requirements, office locations and staffing.
The transition teams will make recommendations to an Integration Committee consisting of senior level managers from each company. This committee will in turn make recommendations to an Executive Oversight Committee which will include Jack English, John Schimkaitis and Mike McMasters.
Will I experience changes in my current position and job title?
The transition teams will evaluate what synergy opportunities exist in all areas — including personnel — and make recommendations accordingly. At this point, it is too early for us to speculate what exact recommendations the transition teams will make. No significant changes are expected as a result of the merger between now and the close of the deal. We anticipate that each business will continue to operate as it normally would until the merger closes.
As transition team recommendations are ultimately adopted after closing of the merger, we will be updating you. We will communicate with you regularly and ensure that you are updated with timely, accurate information.
Who will be our key leaders moving forward?
We are fortunate to have outstanding, highly experienced senior leadership in both companies that have led their respective organizations to success. In the near term, the leadership of both organizations will not change as a result of this merger.
Upon completion of the merger, John Schimkaitis, President and Chief Executive Officer of Chesapeake Utilities Corporation, will also become Chairman and Chief Executive Officer of Florida Public Utilities. Jack English will be working in a consulting capacity for up to twenty-four months following the merger, and will assist in the integration effort. Two members of the Florida Public Utilities Board of Directors will join the Chesapeake Utilities Corporation Board of Directors.
What follow-up information should we anticipate receiving in this process?
Much will be happening over the coming months. We will communicate with you regularly and ensure that you are updated with timely, accurate information. Throughout this process we will maintain an open line of communication with you. We will continue to make announcements, send memos, and ask your key managers to communicate new information to you.
Why weren’t the employees told sooner about this?
As both companies are publicly traded companies that deal in government regulated sectors, there are Securities and Exchange Commission, regulatory, and disclosure issues that had to be considered. That is why this opportunity had to be kept confidential until now.
Additionally, since much can change during merger discussions, we didn’t want to share any information with you until we knew the agreement to merge was in place and approved by both of our Boards of Directors. Now that an agreement to merge has been signed by both companies and approved by both Boards of Directors, we can now share the exciting news with you and begin discussing the steps ahead of us.
Will my pay level or pay schedule be affected?
In the near term, we do not anticipate any changes in your pay level or your pay schedule as a result of the merger.
Will my benefits, health care or 401(k) Plan change as a result of this merger?
We do not anticipate any changes in these areas in the near term as a result of the merger. Over the next several months, a thorough review of the benefits offerings of both companies will be done to determine the appropriate benefits package for the company in the long-term. At this point, it is too early to predict what changes might be made down the road.
How will the merger impact my performance and salary reviews?
Based on our very preliminary analysis, FPU and Chesapeake currently have different review processes. In the near term, we do not expect any changes to occur. Our goal is to continue our commitment to strong employee relations and continue rewarding you for a job well done. Once we know more about how, if at all, the merger impacts the status of your performance review or salary, we will update you.
Will my years of service with my current company count with the new company?
All of your years of service with your current company will count when we merge as a new company. To that end, you will not be treated as a “new employee,” nor will you be required to reapply to be rehired.
Will severance payment be offered if my position isn’t required in the new organization?
The transition teams will evaluate what synergy opportunities exist in all areas — including personnel — and make recommendations accordingly. At this point, it is too early for us to speculate what exact recommendations the transition teams will make.
Do the two companies use the same systems (payroll, IT, billing, customer information, etc.)?
Based on a very preliminary analysis, because of the similar nature of our two businesses, we believe there is some overlap in these areas. As we start blending the companies together, we will focus on ways to leverage the best experience, expertise and technology from all our operations. Our transition teams will be reviewing such issues and will make the appropriate recommendations. As soon as final decisions have been made on such issues, we will communicate them with you.
What will happen to FPU’s corporate office and both companies’ various other locations in Florida?
Between now and when the merger closes, we don’t expect changes to occur at our companies’ offices other than those steps taken by either company in the ordinary course of doing business.
The headquarters for the combined organization will be in Dover, Delaware. Though we believe certain corporate functions will be shifted eventually to Dover, we also believe there could be opportunities for certain corporate functions to reside in Florida. The location and function of the various Florida offices are areas that our transition teams will be analyzing and evaluating over the next several months. As the transition teams make their recommendations and once those recommendations are adopted, we will update you.
How will our customers be impacted by this merger?
Both our companies place a very high priority on providing our customers with outstanding service. We do not foresee that this merger will have an immediate impact on our customers’ services or the current rates they are paying. Customers will continue to receive, without interruption, the high-level of quality service they are accustomed to receiving.
Is this good for Florida’s communities?
We believe that this merger will have a positive effect on the Florida community. Both companies have strong commitments to the communities they serve, and both have outstanding track records for community involvement, giving back to the community, and safety.
Who do we talk to if we have other questions along the way?
Much will be happening over the coming months as we work to obtain necessary approvals for the merger and plan for the future. We will communicate with you regularly and ensure that you are updated with timely, accurate information.
If you have any questions, we recommend you ask the senior leadership when they come to visit your office. Additionally, a centralized resource has been set up where you can send e-mail inquiries and receive a response within 72 hours. The e-mail address is sharedfuture@chpk.com. E-mail inquiries sent to this address will be held in strict confidence. As soon as this service is available, we will notify you.
#     #     #

IMPORTANT INFORMATION:
Additional Information and Where to Find It
In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC’s Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.
Participants in the Solicitation
Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.